UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

6-K Items

1. Press release re Attunity Reports Third Quarter 2006 Results

The Company is furnishing a press release as exhibit 99.1 to this Form 6-K. This press release provides financial measures for net loss, basic and diluted loss per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management’s and investors’ ability to evaluate the Company’s net loss and loss per share and to compare it with historical net loss and lose per share prior to the adoption of FAS 123R by the Company effective January 1, 2006. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: October 25, 2006

For more information:
Andy Bailey, VP Marketing	Ofer Segev, CFO
Attunity	Attunity
781-213-5204	781-213-5203
andy.bailey@attunity.com	ofer.segev@attunity.com

ATTUNITY Reports Third Quarter 2006 Results

BURLINGTON MA, October 25, 2006 – Attunity Ltd (Nasdaq GM: ATTU), a leading provider of enterprise-class software for application and data integration, and solutions in the new and fast growing Workplace Applications market, today reported its financial results for the third quarter ended September 30, 2006.

Financial highlights for the third quarter of 2006:

—	Revenues: $2,966,000, a decrease of 11% compared to $3,346,000 in the third quarter of 2005.
—	Net Loss – GAAP: $1,788,000, compared to $1,163,000 in the third quarter of 2005. Equity based compensation expenses in the amount of $228,000 are included in the third quarter of 2006 GAAP results pursuant to SFAS 123(R). This expense was not included in the 2005 results.
—	Net Loss - Non GAAP: $1,560,000, compared to $1,163,000 in the third quarter of 2005. Non-GAAP net loss excludes equity based compensation expenses.
—	Loss per Diluted Share – GAAP: $0.10, compared to $0.07 in the third quarter of 2005. Equity based compensation expenses are included in the third quarter of 2006 GAAP results pursuant to SFAS 123(R).
—	Loss per Diluted Share – Non GAAP: $0.09, compared to $0.07 in the third quarter of 2005. Non-GAAP loss per share excludes equity based compensation expenses.

“We have now begun to move our first Attunity InFocus customers to production status, giving us invaluable and additional insight into how our customers really see and value the product,” stated Aki Ratner, Attunity CEO. “Furthermore, interest in Attunity InFocus continues to grow, and to that end, we have now completed alignment and recruitment of our sales and marketing resources, and have begun to develop our first InFocus channel partners, to ensure we continue to fully exploit the opportunity.”

Highlights of the Quarter

—	Announced and launched Attunity InFocus 2.0 (the second major release of the product), with enhancements in areas such as collaboration, exception management, alerting, search and content authoring
—	First few Attunity InFocus customers move to production environment
—	Major customer wins across industry segments, as represented by: Deutsche Bank, Lord & Taylor, HSBC, Standard Life, Random House and Barclays
—	Raised $6 million in a private placement of ordinary shares and warrants.

“The major industry analysts firms are now highlighting a seismic shift in the business applications market, towards solutions that assist those organizational activities that are inherently human driven,,” continued Mr. Ratner. “Our flagship product Attunity InFocus places us at the heart of that movement, with a robust software platform for configuring, deploying and managing this new style of application called Workplace Applications.”

Attunity Conference Call
The company has scheduled a conference call and simultaneous Web cast on Wednesday, October 25, 2006, at 10 a.m. EST. To participate in the call, U.S. callers can dial 866-825-3209 and international callers can dial +1-617-213-8061 and enter the pass code 52163476 five minutes prior to the start time. The call will be available for replay through the November 25, 2006 by dialing 888-286-8010 (in the US) or +1-617-801-6888 (international) and entering the pass code 16030668. This call will also be broadcast live on the Internet. To register and view the Web cast, go to http://www.attunity.com/investor_relations, which website is not part of this press release. An online replay will be available approximately two hours after the call.

About Attunity
Attunity is a leading provider of software for application and data integration, as well as solutions in the new and fast growing Workplace Applications market.

Using our software, companies can seamlessly and efficiently connect, transfer, join and stream to and from virtually any data source in real-time, and subsequently use that data to rapidly configure and deploy management-focused Workplace Applications. With successful deployments at thousands of organizations worldwide, Attunity has over 17 years experience of providing enterprise-class software, both directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Listed on Nasdaq (Nasdaq GM: ATTU), and with a worldwide headquarters in Boston, USA, Attunity serves its customers via offices in North America, Europe, Middle East, China and Australia, as well as through a network of local partners. For more information please visit us at www.attunity.com, which website is not part of this press release.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and Federal Securities laws. For example, when we discuss the role and capabilities of Attunity InFocus in the business applications market, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products, and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2006	December 31, 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,623	$1,635
Restricted cash	139	70
Trade receivables and unbilled revenues	1,925	2,308
Other accounts receivable and prepaid expenses	1,510	1,269
Assets of discontinued operations	32	107

Total current assets	10,229	5,389

LONG-TERM PREPAID EXPENSES	192	175

SEVERANCE PAY FUND	878	705

PROPERTY AND EQUIPMENT, NET	1,017	751

SOFTWARE DEVELOPMENT COSTS, NET	4,400	4,173

GOODWILL	6,047	5,908

DEFERRED CHARGES, NET	218	254

Total assets	$22,981	$17,355

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30, 2006	December 31, 2005
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan and current maturities of long-term debt	$2,033	$41
Trade payables	608	758
Deferred revenues	2,792	2,440
Employees and payroll accruals	886	1,163
Accrued expenses and other liabilities	1,479	1,890
Liabilities of discontinued operations	-	36

Total current liabilities	7,798	6,328

LONG-TERM LIABILITIES:
Convertible debt	175	677
Long-term debt	25	7
Accrued severance pay	1,179	1,043

Total long-term liabilities	1,379	1,727

SHAREHOLDERS' EQUITY:
Share capital	720	584
Additional paid-in capital	102,666	93,355
Receivables on account of shares	(275)	-
Accumulated other comprehensive loss	(543)	(512)
Accumulated deficit	(88,764)	(84,127)

Total shareholders' equity	13,804	9,300

Total liabilities and shareholders' equity	$22,981	$17,355

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,
	2006	2005	2006	2005
	Unaudited		Unaudited

Revenues:
Software licenses	$5,128	$6,043	$1,307	$1,675
Maintenance and services	4,966	5,133	1,659	1,671

	10,094	11,176	2,966	3,346

Operating expenses:
Cost of revenues	1,872	2,576	609	832
Research and development, net	2,868	1,757	952	572
Selling and marketing	6,919	6,849	2,133	2,280
General and administrative	2,331	1,629	776	499
Liquidation damages related to January private placement	-	200	-	120

Total operating expenses	13,990	13,011	4,470	4,303

Operating loss	(3,896)	(1,835)	(1,504)	(957)

Financial expenses, net	(642)	(588)	(250)	(208)
Other income	-	8	2	18

Loss before income taxes	(4,538)	(2,415)	(1,752)	(1,147)
Taxes on income	(99)	(38)	(36)	(13)

Loss from continued operations	(4,637)	(2,453)	(1,788)	(1,160)
Discontinued operations:
Loss on disposal of business	-	(380)	-	(3)

Net loss	$(4,637)	$(2,833)	$(1,788)	$(1,163)

Basic and diluted net loss per share from continued operations	$(0.26)	$(0.15)	$(0.10)	$(0.07)

Basic and diluted net loss per share from discontinued
operations, net of income taxes	$(0.00)	$(0.02)	$(0.00)	$(0.00)

Basic and diluted net loss per share	$(0.26)	$(0.17)	$(0.10)	$(0.07)

Weighted average number of shares used in computing basic and
diluted net loss per share	18,041	16,832	18,411	17,137

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,
	2006	2005	2006	2005
	Unaudited		Unaudited

(*) The above items are inclusive of the following
equity-based compensation expenses resulting under
SFAS 123(R):
Equity-based compensation expense included in "Research
and development"	154	-	51	-
Equity-based compensation expense included in "Selling
and marketing"	180	-	52	-
Equity-based compensation expense included in "General
and administrative"	371	-	125	-

	$705	$-	$228	$-

Net basic and diluted equity-based compensation expense,
per share:	$0.04	$-	$0.01	$-

The effect of stock-based compensation: The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified–prospective transition method.